Exhibit 99.1

NEWS RELEASE

New Gold Provides Update on Cerro San Pedro

January 21, 2010 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX-NGD) today provides an update on its Cerro San Pedro mine and the upcoming hearing dates related to the appeals filed at various courts by the company resulting from a Mexican Federal Court’s September 21, 2009 ruling that nullified the Environmental Impact Statement for the company’s Cerro San Pedro mine.

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January 28, 2010 – hearing scheduled to commence in the First District Court in San Luis Potosi, related to New Gold’s filing that seeks to overturn PROFEPA’s, the Mexican environmental enforcement agency, November 18, 2009 shutdown order. An injunction against this order was delivered on December 14, 2009 which allowed New Gold to re-commence mining operations pending the outcome of this matter.

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February 3, 2010 – hearing scheduled to commence in the Third District Court in Mexico City, related to New Gold’s filing that seeks to overturn the decision by a Federal Court of Fiscal and Administrative Justice that ordered SEMARNAT, the Mexican government’s environmental protection agency, to cancel the company’s Environmental Impact Statement.

New Gold also advises that on February 9, 2010 a hearing is scheduled to commence in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro. Despite this challenge, the Mexico City office of SEDENA, the Mexican Secretariat of National Defence, has granted the 2010 explosives permit for the year for Cerro San Pedro. However, the local San Luis Potosi office of SEDENA has decided to not grant the company its quarterly explosives permit renewal for the first quarter of 2010 pending resolution of the court hearing.

Based on the decision by the San Luis Potosi office of SEDENA, no additional blasting will take place at Cerro San Pedro until the above noted hearing regarding the explosives permit is concluded. Mining operations will continue with a focus on placing the remaining broken ore on the leach pad. The company anticipates that there is sufficient ore to continue this level of operations through the end of January 2010.

New Gold’s President and CEO, Robert Gallagher stated, “There has been significant progress in moving the outstanding issues related to Cerro San Pedro’s Environmental Impact Statement to a positive outcome. In regard to the explosives permit, the company’s legal advisers believe that the outcome of the hearing on the renewal will be positive and normal operation of the mine will resume soon thereafter.”

As Cerro San Pedro uses equipment leased from a large construction contractor, it is anticipated that sufficient equipment can be deployed to meet budgeted production for 2010.

New Gold will continue to provide updates on this matter.

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America.  For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Director, Corporate Development and Investor Relations
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com